FILE No.
82－4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）


03050925

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)


SEC MAIL PROCESSING
RECEIVED
APR 11 2003
181

April 10, 2003

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- A summary English translation of the Press Release concerning Unrealized Loss on Securities dated April 2, 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

dlw 6/2

Enclosure

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v13

(Summary Translation)

April 2, 2003

To whom it may concern:

Company: East Japan Railway Company
Code Number: 9020
Contact: Director of Public Relations Department
Susumu Inoue
Tel: (03) 5334-1300

Unrealized Loss on Securities

1. The Company adopts the market price method for valuation with respect to "other securities (as defined in paragraph 21 of Article 8 of the Regulations Concerning Financial Statements)" which have market price. It is hereby announced that the aggregate amount of unrealized loss on securities owned by the Company as of March 31, 2003 was as follows:

Total unrealized loss on securities as of March 31, 2003 (A)	¥16,955 million
Total net assets as of March 31, 2002 (B)	¥881,402 million A/B x 100 = 1.9%
Total ordinary income for the fiscal year ended March 31, 2002 (C)	¥99,330 million A/C x 100 = 17.1%
Total net income for the fiscal year ended March 31, 2002 (D)	¥71,957 million A/D x 100 = 23.6%

2. The Company will account the above unrealized loss in the amount of ¥16,955 million as extraordinary loss for the year ended March 31, 2003, but does not amend its already published earnings estimates for the same year.